Thursday, January 3, 2008	0652560101-CER-R0002-00

Client Copy

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
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Nova Scotia Securities Commission
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Toronto Stock Exchange

Subject	Western Copper Corporation / Resource Estimate of the No.1, No. 4
and No.7 Zones, Carmacks Deposit, Yukon Territory

Dears Sirs/Mesdames:

I, Scott Casselman, P. Geo., of Aurora Geo Sciences do hereby consent to the public filing with the above listed commissions and with any other applicable regulatory authorities, of the technical report entitled “Resource Estimate of the No.1, No. 4 and No.7 Zones, Carmacks Deposit, Yukon Territory”, dated January 3, 2008 (Document No. 0652560101-REP R0002-01) in support of the News Release by Western Copper Corporation dated November 22, 2007.

I also certify that I have read the News Release filed by Western Copper Corporation dated November 22, 2007 and it fairly and accurately represents the information in the technical report that supports the disclosure.

Dated this 3 day of January, 2008

SIGNED

“Scott Casselman, P. Geo.”

Scott Casselman, P. Geo
Field Project Manager
Aurora Geo Sciences